                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20649

                                  SCHEDULE 13D
          Under the Securities Exchange Act of 1934 (Amendment No. 1)

                          General Communication, Inc.
                      -----------------------------------
                                (Name of Issuer)

                              Class B Common Stock
                      -----------------------------------
                         (Title of Class of Securities)

                                  369385 20 8
                      -----------------------------------
                                 (CUSIP Number)

                               William P. Glasgow
                           Prime II Management, Inc.
                            3000 One American Center
                              600 Congress Avenue
                              Austin, Texas 78701
                                (512) 476-7888
                      -----------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  August 1, 1997
                      -----------------------------------
                         (Date of Event Which Requires
                             Filing of this Report)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this report [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this report, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369385 20 8

1)       Name of Reporting Person:          PRIME CABLE GROWTH PARTNERS, L.P.
         S.S. or I.R.S. Identification No. of Above Person:  74-2454047
-------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)     [X]
         (b)
-------------------------------------------------------------------------------

3)       SEC Use Only   _____________________________________________
-------------------------------------------------------------------------------

4)       Source of  Funds         00       (See Item 3)
-------------------------------------------------------------------------------


5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e):           NOT APPLICABLE
-------------------------------------------------------------------------------

6)       Citizenship or Place of Organization               DELAWARE
-------------------------------------------------------------------------------

Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8) Shared Voting Power           2,030,591
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     NONE
-------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person  2,030,591
-------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [  ]
-------------------------------------------------------------------------------

13)      Percent of Class Requested by Amount in Row (11)   Approximately 49.95%
-------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions)                         PN

CUSIP No.  369385 20 8

1)       Name of Reporting Person          PRIME VENTURE I HOLDINGS, L.P.
         S.S. or I.R.S. Identification No. of Above Person  74-2547375
-------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)     [X]
         (b)
-------------------------------------------------------------------------------

3)       SEC Use Only   _____________________________________________
-------------------------------------------------------------------------------

4)       Source of  Funds         00       (See Item 3)
-------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __ NOT APPLICABLE
-------------------------------------------------------------------------------

6)       Citizenship or Place of Organization               DELAWARE
-------------------------------------------------------------------------------
Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          2,030,591
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     NONE
-------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person  2,030,591
-------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [  ]
-------------------------------------------------------------------------------

13)      Percent of Class Requested by Amount in Row (11)  Approximately 49.95%
-------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions)                 PN

CUSIP No.  369385 20 8

1)       Name of Reporting Person          PRIME II MANAGEMENT GROUP, INC.
         S.S. or I.R.S. Identification No. of Above Person  74-2538778
-------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)     [X]
         (b)
-------------------------------------------------------------------------------

3)       SEC Use Only   _____________________________________________
-------------------------------------------------------------------------------

4)       Source of  Funds         00       (See Item 3)
-------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __ NOT APPLICABLE
-------------------------------------------------------------------------------

6)       Citizenship or Place of Organization                       TEXAS
-------------------------------------------------------------------------------
Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          2,030,591
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     NONE
-------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person 2,030,591
-------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [  ]
-------------------------------------------------------------------------------

13)      Percent of Class Requested by Amount in Row (11)   Approximately 49.95%
-------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions)                 CO

CUSIP No.  369385 20 8

1)       Name of Reporting Person                         PRIME VENTURE I, INC.
         S.S. or I.R.S. Identification No. of Above Person  74-2382188
-------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)     [X]
         (b)
-------------------------------------------------------------------------------

3)       SEC Use Only   _____________________________________________
-------------------------------------------------------------------------------

4)       Source of  Funds         00       (See Item 3)
-------------------------------------------------------------------------------

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e):          NOT APPLICABLE
-------------------------------------------------------------------------------

6)       Citizenship or Place of Organization               DELAWARE
-------------------------------------------------------------------------------

Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          2,030,591
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     NONE
-------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person 2,030,591
-------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [  ]
-------------------------------------------------------------------------------

13)      Percent of Class Requested by Amount in Row (11)  Approximately 49.95%
-------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions)                 CO

CUSIP No.  369385 20 8

1)       Name of Reporting Person           PRIME CABLE LIMITED PARTNERSHIP
         S.S. or I.R.S. Identification No.  of Above Person     74-2435712
-------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)     [X]
         (b)
-------------------------------------------------------------------------------

3)       SEC Use Only   _____________________________________________
-------------------------------------------------------------------------------

4)       Source of  Funds         00       (See Item 3)
-------------------------------------------------------------------------------

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e):          NOT APPLICABLE

-------------------------------------------------------------------------------

6)       Citizenship or Place of Organization               DELAWARE
-------------------------------------------------------------------------------
Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          2,030,591
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     NONE

-------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person 2,030,591
-------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [  ]
-------------------------------------------------------------------------------

13)      Percent of Class Requested by Amount in Row (11)   Approximately 49.95%
-------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions)                         PN

CUSIP No.  369385 20 8

1)       Name of Reporting Person                       PRIME CABLE GP, INC.
         S.S. or I.R.S. Identification No. of Above Person   74-2518134
-------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)     [X]
         (b)
-------------------------------------------------------------------------------

3)       SEC Use Only   _____________________________________________
-------------------------------------------------------------------------------

4)       Source of  Funds         00       (See Item 3)
-------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): __ NOT APPLICABLE
-------------------------------------------------------------------------------

6)       Citizenship or Place of Organization               DELAWARE
-------------------------------------------------------------------------------
Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          2,030,591
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     NONE
-------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person 2,030,591
-------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [  ]
-------------------------------------------------------------------------------

13)      Percent of Class Requested by Amount in Row (11)   Approximately 49.95%
-------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions)                         CO

CUSIP No.  369385 20 8

1)       Name of Reporting Person                   PRIME VENTURE II, L.P
         S.S. or I.R.S. Identification No. of Above Person   74-2536635

-------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)     [X]
         (b)
-------------------------------------------------------------------------------

3)       SEC Use Only   _____________________________________________
-------------------------------------------------------------------------------

4)       Source of  Funds         00       (See Item 3)
-------------------------------------------------------------------------------

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e):                 NOT APPLICABLE
-------------------------------------------------------------------------------

6)       Citizenship or Place of Organization               DELAWARE
-------------------------------------------------------------------------------
Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          2,030,591
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     NONE
-------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person 2,030,591
-------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [  ]
-------------------------------------------------------------------------------

13)      Percent of Class Requested by Amount in Row (11)   Approximately 49.95%
-------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions)                         PN

CUSIP No.  369385 20 8

1)       Name of Reporting Person                     PRIME INVESTORS, L.P.
         S.S. or I.R.S. Identification No. of Above Person   74-2536634

-------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)     [X]
         (b)
-------------------------------------------------------------------------------

3)       SEC Use Only   _____________________________________________
-------------------------------------------------------------------------------

4)       Source of  Funds         00       (See Item 3)

-------------------------------------------------------------------------------

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e):                   NOT APPLICABLE
-------------------------------------------------------------------------------

6)       Citizenship or Place of Organization               DELAWARE
-------------------------------------------------------------------------------
Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          2,030,591
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     NONE
-------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person  2,030,591
-------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [  ]
-------------------------------------------------------------------------------

13)      Percent of Class Requested by Amount in Row (11)   Approximately 49.95%
-------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions)                         PN

CUSIP No.  369385 20 8

1)       Name of Reporting Person                     PRIME II MANAGEMENT, L.P.
         S.S. or I.R.S. Identification No. of Above Person     74-2609500

-------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)     [X]
         (b)

-------------------------------------------------------------------------------

3)       SEC Use Only   _____________________________________________
-------------------------------------------------------------------------------

4)       Source of  Funds         00       (See Item 3)

-------------------------------------------------------------------------------

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e):                    NOT APPLICABLE
-------------------------------------------------------------------------------

6)       Citizenship or Place of Organization               DELAWARE
-------------------------------------------------------------------------------
Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          2,030,591
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     NONE
-------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person 2,030,591
-------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [  ]
-------------------------------------------------------------------------------

13)      Percent of Class Requested by Amount in Row (11) Approximately 49.95%
-------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions)                         PN

CUSIP No.  369385 20 8

1)       Name of Reporting Person                   PRIME II MANAGEMENT, INC.
         S.S. or I.R.S. Identification No. of Above Person  74-2351797
-------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)     [X]
         (b)
-------------------------------------------------------------------------------

3)       SEC Use Only   _____________________________________________
-------------------------------------------------------------------------------

4)       Source of  Funds         00       (See Item 3)
-------------------------------------------------------------------------------

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e):               NOT APPLICABLE
-------------------------------------------------------------------------------

6)       Citizenship or Place of Organization               DELAWARE
-------------------------------------------------------------------------------
Number of Shares          (7)  Sole Voting Power            NONE
Beneficially Owned        (8)  Shared Voting Power          2,030,591
by Each Reporting         (9)  Sole Dispositive Power       NONE
Person With               (10) Shared Dispositive Power     NONE
-------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person 2,030,591
-------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [  ]
-------------------------------------------------------------------------------

13)      Percent of Class Requested by Amount in Row (11)   Approximately 49.95%
-------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions)                         CO

ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D relates to the Class B Common Stock, no par value (the "Class B Common Stock") of General Communication, Inc. (the "Company"), which, to the best knowledge of the reporting persons jointly filing this Statement, has its principal executive office at 2550 Denall Street, Suite 1000, Anchorage, Alaska 99503.

ITEM 2.  IDENTITY AND BACKGROUND

         The reporting persons jointly filing this Statement containing the information required by Schedule 13D with respect to the Class B Common Stock are Prime Cable Growth Partners, L.P., Prime Venture I Holdings, L.P., Prime II Management Group, Inc., Prime Venture I, Inc., Prime Cable Limited Partnership, Prime Cable GP, Inc., Prime Venture II, L.P., Prime Investors, L.P., Prime II Management, L.P., and Prime II Management, Inc. (collectively, the "Prime Holders" and, individually, a "Prime Holder").

         Prime Cable Growth Partners, L.P. is a Delaware limited partnership ("Prime Growth") of which Prime Venture I Holdings, L.P. and Prime Venture I, Inc. are the general partners. The principal office and principal business address of Prime Growth is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of Prime Growth is to invest directly and indirectly in cable television systems.

         Prime Venture I Holdings, L.P. is a Delaware limited partnership ("Prime Holdings"), of which Prime II Management Group, Inc. and Prime Venture I, Inc. are the general partners. The principal office and principal business address of Prime Holdings is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of Prime Holdings is to invest directly and indirectly in cable television systems.

         Prime II Management Group, Inc. is a Texas corporation ("PIIMG"). The principal office and principal business address of PIIMG is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of PIIMG is to act as general partner of Prime Holdings. PIIMG is controlled by its board of directors.

         Prime Venture I, Inc. is a Delaware corporation ("PVI"). The principal office and principal business address of PVI is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of PVI is to invest directly and indirectly in cable television systems. PVI is controlled by its board of directors.

         Prime Cable Limited Partnership is a Delaware limited partnership ("PCLP"), of which Prime Cable GP, Inc. is the general partner. The principal office and principal business address of PCLP is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. Currently, the principal business of PCLP is to own shares of the Company.

         Prime Cable GP, Inc. is a Delaware corporation ("PCGP"). The principal office and principal business address of PCGP is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of PCGP is to act as general partner of PCLP. PCGP is controlled by its board of directors.

         Prime Venture II, L.P. is a Delaware limited partnership ("PVII"), of which Prime Investors, L.P. is the general partner. The principal office and principal business address of PVII is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of PVII is to invest directly and indirectly in cable television systems.

         Prime Investors, L.P. is a Delaware limited partnership ("Prime Investors"), of which Prime II Management, L.P. is the general partner. The principal office and principal business address of Prime Investors is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of Prime Investors is to act as general partner of PVII.

         Prime II Management, L.P. is a Delaware limited partnership ("PIIM"), of which Prime II Management, Inc. is the general partner. The principal office and principal business address of PIIM is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of PIIM is to manage and make direct and indirect investments in cable television systems.

         Prime II Management, Inc. is a Delaware corporation ("PIIMI"). The principal office and principal business address of PIIMI is 3000 One American Center, 600 Congress Avenue, Austin, Texas 78701. The principal business of PIIMI is to act as general partner in PIIM. PIIMI is controlled by its board of directors.

         During the last five years, none of the Prime Holders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during the last five years, none of the Prime Holders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Prime Holdings, Prime Growth, PCLP, PVII and PIIM (collectively, the "Prime Voting Group") are parties to a voting agreement, dated October 31, 1996 (the "New Voting Agreement"), which was incorporated by reference into the
Schedule 13D amended hereby. In addition to the Prime Voting Group, the parties to the New Voting Agreement are: Austin Ventures, L.P.

("AVLP"), William Blair Venture Partners III Limited Partnership ("Blair"), Centennial Fund III, L.P. ("CFIII"), BancBoston Capital, Inc. ("BBCI"), First Chicago Investment Corporation ("First Chicago"), Madison Dearborn Partners V("MDP"),MCI Telecommunications Corporation ("MCI"), Ronald A. Duncan ("Duncan") and Robert M. Walp ("Walp") ("TCI GCI") (collectively, together with the Prime Voting Group, the "Voting Group") that governs the voting of the Class A Common Stock, no par value (the "Class A Common Stock") and the Class B Common Stock owned by members of the Voting Group. The Class B Common Stock owned by certain members of the Voting Group is convertible on a share-per-share basis into Class A Common Stock at any time at the option of the owner of the Class B Common Stock. Due to the shared voting power accorded the parties to the New Voting Agreement with respect to all shares covered thereby, each member of the Voting Group may be deemed to be the beneficial owner in the aggregate of more than five percent (5%) of the outstanding Class B Common Stock. Notwithstanding the foregoing, each Prime Holder states that the filing of this Statement shall not be construed as an admission that such Prime Holder is, for the purposes of Section 13(d) or 13(g) of the Act, the
beneficial owner of any securities covered by this Statement.   No Prime Holder
has a pecuniary interest in shares of Class B Common Stock. (See Item 5 for the discussion of the Class A Common Stock owned by the Prime Holders.)

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                                 Not Applicable

ITEM 4.  PURPOSE OF TRANSACTION.

                                 Not Applicable

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As a result of the New Voting Agreement and pursuant to Rule 13d-5, each of the parties to the New Voting Agreement may be deemed to be members of a "group", and thereby beneficially own all of the shares owned by all other parties to the New Voting Agreement. The parties to the New Voting Agreement beneficially own directly an aggregate of 18,129,244 shares or approximately 38.33% of the outstanding Class A Common Stock, 2,030,591 shares of which are issuable upon the conversion of the same number of shares of Class B Common Stock of the Company held by the parties to the New Voting Agreement. The "group" for purposes of Rule 13d-5 is deemed to be comprised of the members of the Voting Group (as defined in Item 2 above). The reporting persons jointly filing this Statement who are parties to the New Voting Agreement are Prime Holdings, Prime Growth, PVII, PCLP and PIIM (the "Prime Voting Group Holders").

         Pursuant to Rule 13d-3, for purposes of Section 13(d) and 13(g) of the Act, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship or otherwise has or shares: (1) voting power which includes the power to vote, or direct the voting of, such security; and/or (2) investment power which includes the power to dispose of, or to direct the disposition of, such security. As described in Item 2, the direct or indirect general partners of the Prime Voting Group Holders, who directly or indirectly share the voting power and investment power, and are thereby deemed to be beneficial owners, with their respective Prime Voting Group Holders with respect to the Class A
Common Stock are:  PIIMG, PVI, Prime Investors, PIIMI, PCGP.   Two Prime Voting
Group Holders, Prime Holdings and PIIM, also have indirect voting power and/or investment power (as described above) due to each such entity's status as the general partner of another Prime Holder.

         Each Prime Holder states that the filing of this Statement shall not be construed as an admission that each such Prime Holder is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement other than those shares of Class A Common Stock in which such Prime Holder has a pecuniary interest as set forth below in Appendix
B.  No Prime Holder has  a pecuniary interest in shares of Class B Common
Stock.

         (b) See Items 7-10 on the cover page with respect to each reporting person jointly filing this Statement.

         (c) The Prime Holders named below sold the number of shares of Class A Common Stock set forth opposite their names below on August 1, 1997 and on August 12, 1997 pursuant to that certain Underwriting Agreement dated July 25, 1997 (the "Underwriting Agreement") among the Company, Salomon Brothers Inc., Donaldson, Lufkin & Jennette Securities Corporation and Schroder & Co. Inc., as representatives of the several underwriters party thereto, the Prime Holders named below, et al., at a net sales price of $6.8513 per share of Class A Common Stock sold:

                                                Number of Shares                  Number of Shares
                                                   Sold On                           Sold On
                 Prime Holder                     August 1, 1997                    August 12, 1997
                 ------------                     --------------                    ---------------
         Prime Venture I Holdings, L.P.            247,951                           203,533

         Prime Cable Growth Partners,              545,493                           447,774
         L.P.

         Prime Cable Limited Partnership           446,313                           366,360

         Prime Venture II, L.P.                    247,951                           203,533

         Two other members of the Voting Group (which are not Prime Voting Group Members) sold an aggregate of 4,014,536 shares of Class A Common Stock on August 1, 1997 pursuant to the Underwriting Agreement. In addition, Blair sold an aggregate of 232,000 shares of Class A

Common Stock in several open market transactions since June 1, 1997. Also, AVLP distributed 129,943 shares of Class A Common Stock to its partners on June 2, 1997.

         (d) No person other than the Prime Holders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The securities reported in Item 5(c) above were sold pursuant to an underwritten public offering conducted by the Company pursuant to the Underwriting Agreement described in Item 5(c) above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The Underwriting Agreement is incorporated herein by reference from the Registration Statement on Form S-3 (file number 333-28001) filed by the Company with the Securities and Exchange Commission which became effective on July 25, 1997.

         The Joint Filing Agreement is hereby filed as an Exhibit to this Statement and incorporated by reference herein.

SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Dated:   September 16, 1997

                                       PRIME II MANAGEMENT, L.P.

                                       By:     Its General Partner

                                       Prime II Management, Inc.

                                       By:    /s/ William P. Glasgow
                                              -------------------------
                                       Name:  William P. Glasgow
                                              -------------------------
                                       Title: President
                                              -------------------------


                                       PRIME II MANAGEMENT, INC.

                                       By:    /s/ William P. Glasgow
                                              -------------------------
                                       Name:  William P. Glasgow
                                              -------------------------
                                       Title: President
                                              -------------------------

                                       PRIME VENTURE I HOLDINGS, L.P.

                                       By:     Its General Partners

                                       Prime Venture I, Inc.

                                       By:    /s/ William P. Glasgow
                                              -------------------------
                                       Name:  William P. Glasgow
                                              -------------------------
                                       Title: President
                                              -------------------------

                                               and

                                       Prime II Management Group, Inc.

                                       By:    /s/ William P. Glasgow
                                              -------------------------
                                       Name:  William P. Glasgow
                                              -------------------------
                                       Title: President
                                              -------------------------

                                       PRIME VENTURE I, INC.

                                       By:    /s/ William P. Glasgow
                                              -------------------------
                                       Name:  William P. Glasgow
                                              -------------------------
                                       Title: President
                                              -------------------------

                                       PRIME II MANAGEMENT GROUP, INC.

                                       By:    /s/ William P. Glasgow
                                              -------------------------
                                       Name:  William P. Glasgow
                                              -------------------------
                                       Title: President
                                              -------------------------

                                       PRIME CABLE GROWTH PARTNERS, L.P.

                                       By:     Its General Partners

                                       Prime Venture I, Inc.

                                       By:    /s/ William P. Glasgow
                                              -------------------------
                                       Name:  William P. Glasgow
                                              -------------------------
                                       Title: President
                                              -------------------------

                                               and

                                       Prime Venture I Holdings, L.P.

                                       By:     Its General Partners

                                               Prime Venture I, Inc.

                                               By:    /s/ William P. Glasgow
                                                      -------------------------
                                               Name:  William P. Glasgow
                                                      -------------------------
                                               Title: President
                                                      -------------------------

                                                        and

                                               Prime II Management Group, Inc.

                                               By:    /s/ William P. Glasgow
                                                      -------------------------
                                               Name:  William P. Glasgow
                                                      -------------------------
                                               Title: President
                                                      -------------------------


                                       PRIME CABLE LIMITED PARTNERSHIP

                                       By:     Its General Partner

                                       Prime Cable GP, Inc.

                                       By:    /s/ William P. Glasgow
                                              -------------------------
                                       Name:  William P. Glasgow
                                              -------------------------
                                       Title: President
                                              -------------------------

                                               PRIME CABLE GP, INC.

                                       By:    /s/ William P. Glasgow
                                              -------------------------
                                       Name:  William P. Glasgow
                                              -------------------------
                                       Title: President
                                              -------------------------


                                       PRIME VENTURE II, L.P.

                                       By:     Its General Partner

                                       Prime Investors, L.P.

                                       By:     Its General Partner

                                       Prime II Management, L. P.

                                       By:     Its General Partner

                                       Prime II Management, Inc.

                                       By:    /s/ William P. Glasgow
                                              -------------------------
                                       Name:  William P. Glasgow
                                              -------------------------
                                       Title: President
                                              -------------------------


                                       PRIME INVESTORS, L.P.

                                       By:     Its General Partner

                                       Prime II Management, L. P.

                                       By:     Its General Partner

                                       Prime II Management, Inc.

                                       By:    /s/ William P. Glasgow
                                              -------------------------
                                       Name:  William P. Glasgow
                                              -------------------------
                                       Title: President
                                              -------------------------

         The original report shall be signed by each person on whose behalf the report is filed or his authorized representative. If the report is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the report, provided, however that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the report shall be typed or printed beneath his signature hereby filed as Exhibits to this Statement and hereby incorporated by reference:

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                   APPENDIX A
                      DIRECTORS AND EXECUTIVE OFFICERS OF
                             CERTAIN PRIME HOLDERS

                       DIRECTORS AND EXECUTIVE OFFICERS
                         OF PRIME II MANAGEMENT, INC.

         NAME             RESIDENCE OR                PRINCIPAL OCCUPATION               NAME AND ADDRESS
                       BUSINESS ADDRESS               OR EMPLOYMENT                    OF CORPORATION IN WHICH
                                                                                        SUCH EMPLOYMENT IS CONDUCTED
----------------------------------------------------------------------------------------------------------------------------------
Robert W. Hughes          3000 One American Center    Director and Chairman of the      Prime II Management, Inc.
                          600 Congress Avenue         Board of Prime II Management,     3000 One American Center
                          Austin, Texas 78701         Inc.                              600 Congress Avenue
                                                                                        Austin, Texas 78701

Michael Sherwin           Mid-West Holdings           General Partner of Mid-West       Mid-West Holdings Limited Partnership
                          Limited Partnership         Holdings Limited Partnership      Corporate Ninety-Suite 370
                          Corporate Ninety-Suite 370                                    2550 Som Center Road
                          2550 Som Center Road                                          Willoughby Hills, OH 44094
                          Willoughby Hills, OH 44094

Gregory S. Marchbanks     3000 One American Center    Director and Chief Executive      Prime II Management, Inc.
                          600 Congress Avenue         Officer of Prime II Management,   3000 One American Center
                          Austin, Texas 78701         Inc.                              600 Congress Avenue
                                                                                        Austin, Texas 78701

Paul-Henri Denuit         Rue des Deux Eglises 26     Director, Coditel Invest B.V.     Coditel Invest B.V./Coditel U.S., Inc.
                          Brussels, Belgium 1040      and President,  Coditel U.S.,     Rue des Deux Eglises 26
                                                      Inc.                              Brussels, Belgium 1040

Brian Greenspun           800 South Valley View Blvd. Newspaper Publisher & Editor      Las Vegas Sun, Inc.
                          Las Vegas, NV 89107         President, Las Vegas Sun, Inc.    800 South Valley View Blvd.
                                                                                        Las Vegas, NV 89107

William P. Glasgow        3000 One American Center    President, Prime II Management,   Prime II Management, Inc.
                          600 Congress Avenue         Inc.                              3000 One American Center
                          Austin, Texas 78701                                           600 Congress Avenue
                                                                                        Austin, Texas 78701

Jerry D. Lindauer         3000 One American Center    Senior Vice President             Prime II Management, Inc.
                          600 Congress Avenue         Prime II Management, Inc.         3000 One American Center
                          Austin, Texas 78701                                           600 Congress Avenue
                                                                                        Austin, Texas 78701

Allan R. Barnes           3000 One American Center    Senior Vice President and Chief   Prime II Management, Inc.
                          600 Congress Avenue         Operating Officer, Prime II       3000 One American Center
                          Austin, Texas 78701         Management, Inc.                  600 Congress Avenue
                                                                                        Austin, Texas 78701

Daniel J. Pike            3000 One American Center    Senior Vice President             Prime II Management, Inc.
                          600 Congress Avenue         Prime II Management, Inc.         3000 One American Center
                          Austin, Texas 78701                                           600 Congress Avenue
                                                                                        Austin, Texas 78701

To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

To the best of each of the Reporting Person's knowledge, all of the above individuals are United States citizens with the exception of #4 (Paul-Henri Denuit), who is a citizen of Belgium.

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                              PRIME CABLE GP, INC.

         NAME             RESIDENCE OR                      PRINCIPAL OCCUPATION                      NAME AND ADDRESS
                         BUSINESS ADDRESS                   OR EMPLOYMENT                             OF CORPORATION IN WHICH
                                                                                                      SUCH EMPLOYMENT IS CONDUCTED
----------------------------------------------------------------------------------------------------------------------------------
Robert W. Hughes          3000 One American Center          Director and Chairman of the              Prime II Management, Inc.
                          600 Congress Avenue               the Board of Prime II Management,         3000 One American Center
                          Austin, Texas 78701               Inc.                                      600 Congress Avenue
                                                                                                      Austin, Texas 78701

Michael Sherwin           Mid-West Holdings                 General Partner of Mid-West               Mid-West Holdings Limited
                          Limited Partnership               Holdings Limited Partnership              Partnership
                          Corporate Ninety, Suite 370                                                 Corporate Ninety, Suite 370
                          2550 Som Center Road                                                        2550 Som Center Road
                          Willoughby Hills, OH 44094                                                  Willoughby Hills, OH 44094

John H. Wilson, III       1500 Three Lincoln Center         President, U.S. Equity Corp.              U.S. Equity Corporation
                          5430 LBJ Freeway                                                            1500 Three Lincoln Center
                          Dallas, Texas 75240-2387                                                    5430 LBJ Freeway
                                                                                                      Dallas, Texas 75240-2387

Douglas H. Dittrick       1200 East Ridgewood Ave.          President, Douglas Communications         Douglas Communications
                          East Wing, Suite 3D               Corporation II                            Corporation II
                          Ridgewood, NJ 07450                                                         1200 East Ridgewood Ave.
                                                                                                      East Wing, Suite 3D
                                                                                                      Ridgewood, NJ 07450

Nathan M. Avery           Galveston-Houston Co.             Chairman, President and CEO of            Galveston-Houston Company
                          P.O. Box 2207                     Galveston-Houston Company                 P.O. Box 2207
                          Houston, Texas 77252                                                        Houston, Texas 77252

Gregory S. Marchbanks     3000 One American Center          Director and Chief Executive Officer      Prime II Management, Inc.
                          600 Congress Avenue               of Prime II Management, Inc.              3000 One American Center
                          Austin, Texas 78701                                                         600 Congress Avenue
                                                                                                      Austin, Texas 78701

William P. Glasgow        3000 One American Center          President, Prime II Management, Inc.      Prime II Management, Inc.
                          600 Congress Avenue                                                         3000 One American Center
                          Austin, Texas 78701                                                         600 Congress Avenue
                                                                                                      Austin, Texas 78701

Jerry D. Lindauer         3000 One American Center          Senior Vice President                     Prime II Management, Inc.
                          600 Congress Avenue               Prime II Management, Inc.                 3000 One American Center
                          Austin, Texas 78701                                                         600 Congress Avenue
                                                                                                      Austin, Texas 78701

Allan R. Barnes           3000 One American Center          Senior Vice President and Chief           Prime II Management, Inc.
                          600 Congress Avenue               Operating Officer, Prime II               3000 One American Center
                          Austin, Texas 78701               Management, Inc.                          600 Congress Avenue
                                                                                                      Austin, Texas 78701

Daniel J. Pike            3000 One American Center          Senior Vice President                     Prime II Management, Inc.
                          600 Congress Avenue               Prime II Management, Inc.                 3000 One American Center
                          Austin, Texas 78701                                                         600 Congress Avenue
                                                                                                      Austin, Texas 78701

To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

To the best of each of the Reporting Person's knowledge, all of the above individuals are United States citizens.

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                        PRIME II MANAGEMENT GROUP, INC.

         NAME             RESIDENCE OR                      PRINCIPAL OCCUPATION                      NAME AND ADDRESS
                         BUSINESS ADDRESS                   OR EMPLOYMENT                             OF CORPORATION IN WHICH
                                                                                                       SUCH EMPLOYMENT IS CONDUCTED
----------------------------------------------------------------------------------------------------------------------------------
Gregory S. Marchbanks     3000 One American Center          Director and Chief Executive Officer      Prime II Management, Inc.
                          600 Congress Avenue               of Prime II Management, Inc.              3000 One American Center
                          Austin, Texas 78701                                                         600 Congress Avenue
                                                                                                      Austin, Texas 78701

William P. Glasgow        3000 One American Center          President, Prime II Management, Inc.      Prime II Management, Inc.
                          600 Congress Avenue                                                         3000 One American Center
                          Austin, Texas 78701                                                         600 Congress Avenue
                                                                                                      Austin, Texas 78701

Jerry D. Lindauer         3000 One American Center          Senior Vice President                     Prime II Management, Inc.
                          600 Congress Avenue               Prime II Management, Inc.                 3000 One American Center
                          Austin, Texas 78701                                                         600 Congress Avenue
                                                                                                      Austin, Texas 78701

Allan R. Barnes           3000 One American Center          Senior Vice President and Chief           Prime II Management, Inc.
                          600 Congress Avenue               Operating Officer, Prime II               3000 One American Center
                          Austin, Texas 78701               Management, Inc.                          600 Congress Avenue
                                                                                                      Austin, Texas 78701

Daniel J. Pike            3000 One American Center          Senior Vice President,                    Prime II Management, Inc.
                          600 Congress Avenue               Prime II Management, Inc.                 3000 One American Center
                          Austin, Texas 78701                                                         600 Congress Avenue
                                                                                                      Austin, Texas 78701



To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

To the best of each of the Reporting Person's knowledge, all of the above individuals are United States citizens.

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                             PRIME VENTURE I, INC.

         NAME             RESIDENCE OR                      PRINCIPAL OCCUPATION                      NAME AND ADDRESS
                          BUSINESS ADDRESS                  OR EMPLOYMENT                             OF CORPORATION IN WHICH
                                                                                                       SUCH EMPLOYMENT IS CONDUCTED
----------------------------------------------------------------------------------------------------------------------------------
Robert W. Hughes          3000 One American Center          Director and Chairman of the              Prime II Management, Inc.
                          600 Congress Avenue               the Board of Prime II Management,         3000 One American Center
                          Austin, Texas 78701               Inc.                                      600 Congress Avenue
                                                                                                      Austin, Texas 78701

J. Michael Bell           The Groos Bank North Bldg.        Managing General Partner                  Southwest Venture Partners II
                          Suite 345                         Southwest Venture Partners II             The Groos Bank North
                          16414 San Pedro Avenue                                                      Building, Ste 345
                          San Antonio, Texas 78232                                                    16414 San Pedro Avenue
                                                                                                      San Antonio, Texas 78232

Jack Crosby               327 Congress Avenue               Chairman of the Board and                 Tescorp, Inc.
                          Suite 200                         Chief Executive Officer of                327 Congress Avenue, Ste.200
                          Austin, Texas 78701               Tescorp, Inc.                             Austin, Texas 78701

Paul-Henri Denuit         Rue des Deux Eglises 26           Director, Coditel Invest B.V. and         Coditel Invest B.V./Coditel
                          Brussels, Belgium 1040            President, Coditel U.S., Inc.             U.S., Inc.
                                                                                                      Rue des Deux Eglises 26
                                                                                                      Brussels, Belgium 1040

Michael Sherwin           Mid-West Holdings                 General Partner of Mid-West               Mid-West Holdings Limited
                          Limited Partnership               Holdings Limited Partnership              Partnership
                          Corporate Ninety, Suite 370                                                 Corporate Ninety, Suite 370
                          2550 Som Center Road                                                        2550 Som Center Road
                          Willoughby Hills, OH 44094                                                  Willoughby Hills, OH 44094

Michael J. Marocco        General Motors Bldg.              Managing Director, Sandler                Sandler Capital Management
                          767 Fifth Avenue                  Capital Management                        767 Fifth Avenue
                          New York, NY 10153                                                          New York, NY 10153


Brian Greenspun           800 South Valley View Blvd.       Newspaper Publisher & Editor              Las Vegas Sun, Inc.
                          Las Vegas, NV 89107               President, Las Vegas Sun, Inc.            800 South Valley View Blvd.
                                                                                                      Las Vegas, NV 89107

Gregory S. Marchbanks     3000 One American Center          Director and Chief Executive Officer      Prime II Management, Inc.
                          600 Congress Avenue               of Prime II Management, Inc.              3000 One American Center
                          Austin, Texas 78701                                                         600 Congress Avenue
                                                                                                      Austin, Texas 78701

William P. Glasgow        3000 One American Center          President, Prime II Management, Inc.      Prime II Management, Inc.
                          600 Congress Avenue                                                         3000 One American Center
                          Austin, Texas 78701                                                         600 Congress Avenue
                                                                                                      Austin, Texas 78701

Allan R. Barnes           3000 One American Center          Senior Vice President and Chief           Prime II Management, Inc.
                          600 Congress Avenue               Operating Officer, Prime II               3000 One American Center
                          Austin, Texas 78701               Management, Inc.                          600 Congress Avenue
                                                                                                      Austin, Texas 78701

Daniel J. Pike            3000 One American Center          Senior Vice President                     Prime II Management, Inc.
                          600 Congress Avenue               Prime II Management, Inc.                 3000 One American Center
                          Austin, Texas 78701                                                         600 Congress Avenue
                                                                                                      Austin, Texas 78701

To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

To the best of each of the Reporting Person's knowledge, none of the foregoing individuals has a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

To the best of each of the Reporting Person's knowledge, all of the above individuals are United States citizens with the exception of #4 (Paul-Henri Denuit), who is a citizen of Belgium.

                                   APPENDIX B

                           AGGREGATE NUMBER OF SHARES
                             WITH RESPECT TO WHICH
                     A PRIME HOLDER OF CLASS A COMMON STOCK
                HAS AN INVESTMENT POWER OR A PECUNIARY INTEREST


           Name                               Shares of Class A Common Stock
           ----                               ------------------------------
 Prime Cable Growth Partners, L.P.                      1,728,707

 Prime Venture I Holdings, L.P.                         2,514,485

 Prime II Management Group, Inc.                        2,514,485

 Prime Venture I, Inc.                                  2,514,485

 Prime Cable Limited Partnership                        1,414,398

 Prime Cable GP, Inc.                                   1,414,398

 Prime Venture II, L.P.                                  785,778

 Prime Investors, L.P.                                   785,778

 Prime II Management, L.P.                               785,778

 Prime II Management, Inc.                               785,778

                                   EXHIBIT A

                             JOINT FILING AGREEMENT

                    ---------------------------------------

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class B Common Stock, no par value, of General Communication, Inc. and that this Agreement be included as an Exhibit to such joint filing.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the 12th day of November, 1996.


                                       PRIME II MANAGEMENT, L.P.

                                       By:     Its General Partner

                                       Prime II Management, Inc.

                                       By:    /s/ William P. Glasgow
                                              -------------------------
                                       Name:  William P. Glasgow
                                              -------------------------
                                       Title: President
                                              -------------------------


                                       PRIME II MANAGEMENT, INC.

                                       By:    /s/ William P. Glasgow
                                              -------------------------
                                       Name:  William P. Glasgow
                                              -------------------------
                                       Title: President
                                              -------------------------


                                       PRIME VENTURE I HOLDINGS, L.P.

                                       By:     Its General Partners

                                       Prime Venture I, Inc.

                                       By:    /s/ William P. Glasgow
                                              -------------------------
                                       Name:  William P. Glasgow
                                              -------------------------
                                       Title: President
                                              -------------------------

                                       and
                                       Prime II Management Group, Inc.

                                       By:    /s/ William P. Glasgow
                                              -------------------------
                                       Name:  William P. Glasgow
                                              -------------------------
                                       Title: President
                                              -------------------------

                                               PRIME VENTURE I, INC.

                                       By:    /s/ William P. Glasgow
                                              -------------------------
                                       Name:  William P. Glasgow
                                              -------------------------
                                       Title: President
                                              -------------------------


                                       PRIME II MANAGEMENT GROUP, INC.

                                       By:    /s/ William P. Glasgow
                                              -------------------------
                                       Name:  William P. Glasgow
                                              -------------------------
                                       Title: President
                                              -------------------------


                                       PRIME CABLE GROWTH PARTNERS, L.P.

                                       By:     Its General Partners

                                       Prime Venture I, Inc.

                                       By:    /s/ William P. Glasgow
                                              -------------------------
                                       Name:  William P. Glasgow
                                              -------------------------
                                       Title: President
                                              -------------------------

                                               and

                                       Prime Venture I Holdings, L.P.

                                       By:     Its General Partners

                                               Prime Venture I, Inc.

                                               By:    /s/ William P. Glasgow
                                                      -------------------------
                                               Name:  William P. Glasgow
                                                      -------------------------
                                               Title: President
                                                      -------------------------

                                                        and

                                               Prime II Management Group, Inc.

                                               By:    /s/ William P. Glasgow
                                                      -------------------------
                                               Name:  William P. Glasgow
                                                      -------------------------
                                               Title: President
                                                      -------------------------

                                       PRIME CABLE LIMITED PARTNERSHIP

                                       By:     Its General Partner

                                       Prime Cable GP, Inc.

                                       By:    /s/ William P. Glasgow
                                              -------------------------
                                       Name:  William P. Glasgow
                                              -------------------------
                                       Title: President
                                              -------------------------


                                       PRIME CABLE GP, INC.

                                       By:    /s/ William P. Glasgow
                                              -------------------------
                                       Name:  William P. Glasgow
                                              -------------------------
                                       Title: President
                                              -------------------------


                                       PRIME VENTURE II, L.P.

                                       By:     Its General Partner

                                       Prime Investors, L.P.

                                       By:     Its General Partner

                                       Prime II Management, L. P.

                                       By:     Its General Partner

                                       Prime II Management, Inc.


                                       By:    /s/ William P. Glasgow
                                              -------------------------
                                       Name:  William P. Glasgow
                                              -------------------------
                                       Title: President
                                              -------------------------

                                       PRIME INVESTORS, L.P.

                                       By:     Its General Partner

                                       Prime II Management, L. P.

                                       By:     Its General Partner

                                       Prime II Management, Inc.

                                       By:    /s/ William P. Glasgow
                                              -------------------------
                                       Name:  William P. Glasgow
                                              -------------------------
                                       Title: President
                                              -------------------------